FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Material Change Report dated July 20, 2006.

Item 1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canadian National Railway Company 935 de La Gauchetière Street West Montréal, Québec H3B 2M9

2.	Date of Material Change

July 20th, 2006.

3.	News Release

The press release of Canadian National Railway Company was issued at Montréal, Québec on July 20th, 2006. A copy of the press release is annexed hereto as Schedule A.

4.	Summary of Material Change

On July 20th, 2006, Canadian National Railway Company announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 28 million, or approximately 5.3%, of the approximately 524,470,490 outstanding common shares of the Company not held by its insiders on July 10, 2006. There was an aggregate total of 525,990,978 common shares issued and outstanding on July 10, 2006.

5.	Full Description of Material Change

On July 20th, 2006, Canadian National Railway Company (“CN”) announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 28 million common shares, or approximately 5.3%, of the approximately 524,470,490 outstanding common shares of the Company not held by its insiders on July 10, 2006.

The price CN will pay for any common shares will be the market price at the time of the purchase, plus brokerage fees.

The share buy-back program – starting July 25, 2006 and ending no later than July 24, 2007 – will be conducted through the facilities of the Toronto Stock Exchange and New York Stock Exchange and will conform to the exchanges’ regulations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

SEAN FINN
Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West Montréal, Québec H3B 2M9 Tel.: (514) 399-7091

2

9.	Date of Report

July 20th, 2006.

(s) Sean Finn

Sean Finn
Senior Vice-President Public
Affairs, Chief Legal Officer and
Corporate Secretary

3

Schedule A

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces new share repurchase program, declares third-quarter 2006 dividend

MONTREAL, July 20, 2006 — CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 28 million, or approximately 5.3 per cent, of the common shares outstanding of the Company not held by its insiders on July 10, 2006. Approximately 526 million CN common shares were issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of purchase, plus brokerage fees.

CN recently ended a share repurchase program, announced in July 2005, under which it repurchased 30 million common shares at an average price of C$46.26 per share.

The new repurchase program – starting July 25, 2006, and ending no later than July 24, 2007 – will be conducted through the Toronto and New York stock exchanges and will conform to their regulations.

CN’s management and directors believe that the purchase by the Company of its shares represents an appropriate use of its funds to increase shareholder value. Having a strong balance sheet and solid cash flow generation, CN can undertake the offer while continuing to pursue other opportunities.

CN also announced today that its Board of Directors has approved a third-quarter 2006 dividend on the Company’s common shares outstanding. A quarterly dividend of sixteen-and-one-quarter cents (C$0.1625) per common share will be paid on Sept. 29, 2006, to shareholders of record at the close of business on Sept. 8, 2006.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2005 Annual Consolidated Financial Statements and notes thereto and Management’s Discussion and Analysis, as well as its 2006 quarterly financial statements, for a summary of major risks.

CN Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Or-leans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, De-troit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 24, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel